August 10, 2007
Submitted Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attention: Duc Dang

Re:	Capstead Mortgage Corporation (the “Company”) Registration Statement on Form S-3 Filed May 31, 2007 File No. 333-143390
Dear Mr. Dang:
     Our response to the staff’s comment in the June 21, 2007 comment letter is set forth below. To facilitate your review, the comment of the staff has been set forth below in italics and is followed by our response.
General
1.	We note that you have the form of indenture filed as exhibit 4.3 to this registration statement. Please file the actual indenture prior to the effectiveness of this registration statement. Please refer to Section 201.04 under 1939 Act — General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tianterp.htm, and revise accordingly.

In response to the staff’s comment, we have filed “open-ended” senior and subordinated indentures as Exhibits 4.3 and 4.4, respectively, to the registration statement and updated the section entitled “Description of our Debt Securities” in the related Prospectus.

Duc Dang
August 10, 2007

     We respectfully submit the foregoing for your consideration in response to your comment letter dated June 21, 2007. If you have any further questions concerning this filing, please contact me at (214) 659-4444.
Sincerely,
/s/ David Barbour
David Barbour

cc:	Phillip A. Reinsch Chief Financial Officer Capstead Mortgage Corporation